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Exhibit 12.1

Cephalon, Inc.

Computation of Ratio of Earnings to Fixed Charges

(Amounts in thousands of dollars)

							Pro Forma*
	Year Ended December 31,					Nine Months Ended Sept. 30, 2003		Nine Months Ended Sept. 30, 2003
							Year Ended December 31, 2002
	1998	1999	2000	2001	2002
Pre-tax income (loss) from continuing operations	$ (71,124)	$ (79,432)	$ (93,744)	$ (55,484)	$ 62,433	$ 82,241	$ 73,190	$ 98,039

Fixed charges:
Interest expense and amortization of debt discount and premium on all indebtedness	2,017	8,377	5,189	20,630	38,215	32,390	27,458	16,592
Appropriate portion of rentals(1)	604	907	747	1,092	1,433	1,511	1,433	1,511
Preferred stock dividend requirements of consolidated subsidiaries	—	3,398	9,063	5,664	—	—	—	—

Total fixed charges	2,621	12,682	14,999	27,386	39,648	33,901	28,891	18,103

Pre-tax income (loss) from continuing operations, plus fixed charges, less preferred stock dividend requirements of consolidated subsidiaries	$ (68,503)	$ (70,148)	$ (87,808)	$ (33,762)	$ 102,081	$ 116,142	$ 102,081	$ 116,142

Ratio of earnings to fixed charges(2)	—	—	—	—	2.57	3.43	3.53	6.42

(1)
The portion of rental expense included herein represents a reasonable approximation of an appropriate interest factor.

(2)
For the years ended December 31, 1998, 1999, 2000 and 2001, no ratios are provided because earnings were insufficient to cover fixed charges and fixed charges and preferred dividends, respectively.

*
Pro forma to reflect the use of a portion of the proceeds of the original issuance of the zero coupon notes to redeem $174.0 million of 5.25% convertible subordinated notes and purchase $12.0 million of 3.875% convertible subordinated notes as if such redemption and repurchase had occurred as of January 1, 2002.

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  Exhibit 12.1
Cephalon, Inc. Computation of Ratio of Earnings to Fixed Charges (Amounts in thousands of dollars)